Exhibit 99.2

NICE and Intrado Announce the Expansion of their Partnership with a Value Added Distributor Agreement and Integration of
NG9-1-1 Solutions

Ra’anana, Israel, October 11, 2011 - NICE Systems Ltd. (NASDAQ: NICE), today announced that it has expanded its partnership with Intrado Inc., a subsidiary of West Corporation and a leading provider of 9-1-1 technology solutions, by entering into a distribution agreement with Intrado’s call handling business. Under the agreement, Intrado will offer NICE public safety solutions and services to Intrado customers in the continental U.S. and Canada, enabling PSAPs (Public Safety Answering Points) to take advantage of next-generation 9-1-1 (NG9-1-1) ready solutions, such as native VoIP recording and NICE Inform for multimedia incident information management. The distribution agreement was signed earlier this year.

The two companies also completed an integration of the NICE audio recording solution with Intrado’s next-generation VoIP E9-1-1 controller called Positron VIPER®. The integration of the two products means PSAPs can now implement a tested, proven NG9-1-1-ready solution for recording Internet Protocol (IP) communications. Additionally, because the integrated solution records native IP, PSAPs can achieve very high audio recording quality while eliminating analog wiring infrastructure costs associated with station side analog recording. VIPER enables PSAPs to support NG9-1-1 services such as text messages, pictures, video and other data. VIPER’s networking architecture relies solely on IP connectivity and was engineered to support NENA’s i3 next generation IP standards for native VoIP 9-1-1 calls.

“NICE and Intrado are both at the forefront of NG9-1-1 in their respective fields and our companies already enjoyed a successful partnership, with NICE joining the Intrado A9-1-1sm Alliance Member Program last year,” said Eric Hines, VP Security, NICE Systems. ”We are excited to build on our relationship with Intrado through this agreement and by integrating our next generation of solutions for managing and recording IP communications.”

“As PSAPs continue to transition to IP networks, the shape of public safety communications will continue to evolve,” said Joe Hernandez, senior vice president for Intrado. “PSAPs will need solutions that have the ability to capture and manage many new forms of multimedia data and IP-based emergency communications. Our partnership with NICE better equips us to address these growing customer needs.”

About Intrado
In business for more than 30 years, Intrado, a subsidiary of West Corporation, has maintained a focus and passion for saving lives and supporting the needs of public safety. Agencies and telecommunication services providers throughout the world depend on Intrado for emergency communication services and technology. Intrado’s dedicated focus on emergency communications technology allows the company to continue pioneering network innovations that improve emergency response. For more information, visit www.intrado.com. You can also follow us on Facebook and Twitter for the latest news.

Positron® is a trademark of Positron, Inc. and is used under license.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.